Exhibit 21.1

List of Subsidiaries

Company	Jurisdiction of Formation
Fusion Welcome – Fuel S.A.	Portugal
Fusion Cell Évora, Unipessoal LDA	Portugal
Fusion Cell Évora I, Unipessoal LDA	Portugal
HL Acquisitions Corp.*	British Virgin Islands

*	This entity is in the process of being liquidated and dissolved.